604 Page 1 of 2 15 July 2001

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Parna Biotechnology Limited

ACN/ARSN	080 699 065

1. Details of substantial holder (1)

Name	Jagen Nominees Pty Ltd

ACN/ARSN (if applicable)	49 308 321 831

There was a change in the interests of the substantial holder on	18 / 10 / 2007

The previous notice was given to the company on	27 / 09 / 2007

The previous notice was dated	27 / 09 / 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	15,409,060	10.17%	15,409,060	8.89%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person’s votes affected
Dilution of shareholding	due to the issue	new PBT shares	NIL	NIL	NIL

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Jagen Nominees Pty Ltd	Jagen Nominees Pty Ltd	Jagen Nominees Pty Ltd	ordinary shares	15,409,060	15,409,060

604 Page 2 of 2 15 July 2001

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows

Name and ACN/ARSN (if applicable)	Nature of association
NIL

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Jagen Nominees Pty Ltd	Level 9 South, 161 Collins Street, Melbourne, Victoria, 3000

Signature

print name	Jan Sloane	capacity	Director

sign here		date	19 / 10 / 2007

DIRECTIONS

(1)
If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a qroup of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of "associate" in section 9 of the Corporations Act 2001.

(3)	See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:

(a)
any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)
any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7)
Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9)	Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.